Exhibit 99.2

Triterras Inc. Reports Estimated Results for its Fiscal Third Quarter 2020 Year; Reiterates Full-Year 2020 Guidance;
Schedules Business Update for Tuesday, December 22 at 10:00 AM ET

Singapore, December 22, 2020 – Triterras Inc. (Nasdaq: TRIT, TRITW), a leading fintech company for trade and trade finance, today provided its third quarter 2020 net revenues and net income estimates and reiterates its previously provided guidance for the full fiscal year ending February 28, 2021.

Based on unaudited results:

●	Estimates third quarter revenue approaching $17 million and net income approaching $10 million.

●	Based on these estimates year-to-date revenues are approaching $40.7 million and net income is approaching $24.2 million.

●	The Company reiterates its full year fiscal guidance, which has been previously provided for the fiscal year ending February 28, 2021:

●	Net income to be in the range of $32.9 million

●	Revenues to be in the range of $56.6 million

“Our business update will reiterate our previous fiscal year outlook for fiscal 2020 and demonstrate our strong position entering fiscal 2021. Our estimated Q3 net income and revenue remain on track. Additionally, our growth initiatives continue to diversify trading partners and increase volumes on the Kratos platform,” said Triterras Chairman and CEO Srinivas Koneru.

Chairman and CEO Srinivas Koneru, COO John Galani, CFO Alvin Tan and Executive Vice President Jim Groh will be participating in a conference call at 10 a.m. Eastern time on Tuesday, December 22, 2020 where they will discuss today’s update. A presentation will be followed by a question-and-answer period:

Date: Tuesday, December 22, 2020

Time: 10:00 a.m. Eastern time (7:00 a.m. Pacific time)

U.S. dial-in: (833) 540-1170

International dial-in: (346) 265-0410

Conference ID: 7785995

A live audio webcast of the conference call will be available in listen-only mode simultaneously and available for replay here and via the investor relations page of the company’s website here.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

A replay of the call will be available after 1:00 p.m. Eastern time on the same day through December 29, 2020.

U.S. replay dial-in: (855) 859-2056

International replay dial-in: (404) 537-3406

Replay ID: 7785995

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit www.triterras.com or email us at contact@triterras.com.

Notice to Readers

As a Foreign Private Issuer, Triterras, Inc. is not required to release fiscal third quarter financial information nor is it required to have its independent auditor audit, review, or perform any procedures on such financial information if it is released. As such, neither Triterras’ independent auditors nor any other independent auditors have audited, reviewed, or compiled, examined, or performed any procedures with respect to the estimated results, nor have they expressed any opinion or any other form of assurance on the results included in this press release, which are the responsibility of management. As a result, readers should exercise caution in relying on this information and understand that adjustments to the consolidated financial statements may be identified when audit work has been performed for Triterras’ year-end audit, which could result in significant differences from this unaudited financial information.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made.  Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: ir@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

(949) 574-3860

TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

+1 (917) 287-3626

Email: press@triterras.com

Edmond Lococo, ICR Inc.
Mobile: +86 138-1079-1408
Email: Edmond.Lococo@icrinc.com